UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Neenah Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64007P 103

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64007P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,664,808

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,664,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,664,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 64007P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,664,808

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,664,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,664,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 64007P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,885,889

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,885,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,885,889

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 64007P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,885,889

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,885,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,885,889

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 64007P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 9,550,697

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 9,550,697

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,550,697

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on August 23, 2007 (the “Original 13D”), as amended on May 28, 2008 and November 10, 2008 (the Original 13D, together with the amendments, the “Schedule 13D”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Neenah Enterprises Inc. (formerly, ACP Holding Company) (the “Company”).  The Company’s principal executive offices are located at 2121 Brooks Avenue, P.O. Box 729, Neenah, Wisconsin 54957.

Item 2.	Identity and Background

(a)    This Statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

(iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TCO”), with respect to the shares of Common Stock directly owned by it;

(iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCOG”), with respect to the shares of Common Stock directly owned by TCO; and

(v) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TCP and TCO.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)    The address of the principal business and principal office of each of TCP, TCM, TCO and TCOG is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)    The principal business of each of TCO and TCP is serving as a private investment limited partnership.  The principal business of TCOG is serving as the general partner of TCO.  The principal business of TCM is serving as the general partner of TCP.    Mr. Gendell serves as the managing member of TCM and TCOG.

(d)    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCOG and TCM is a limited liability company organized under the laws of the State of Delaware.  TCO is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Shares of Common Stock purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The Company’s subsidiary, Neenah Foundry Company (“Neenah Foundry”), issued $75 million of 12 1/2% Senior Subordinated Notes due 2013 (the “Senior Subordinated Notes”) to TCP pursuant to an exchange agreement dated

December 29, 2006 (the “Exchange Agreement), among Neenah Foundry, the guarantors named therein, and TCP.

The Reporting Persons acquired their shares of Common Stock and the Senior Subordinated Notes for investment purposes and in the ordinary course of business.

As a result of the acquisitions of Common Stock of the Company as discussed in Amendment No. 1 to this Schedule 13D, the Reporting Persons own approximately 65.3% of the Company’s outstanding Common Stock and can control the Company’s affairs, including (i) the election of directors who in turn appoint management, (ii) any action requiring the approval of the holders of Common Stock, including adoption of amendments to the Company’s corporate charter, and (iii) approval of a merger or sale of all or substantially all assets. The Reporting Persons can also control certain decisions affecting the Company’s capital structure.  Three affiliates of the Reporting Persons currently serve on the Company’s Board of Directors, and one such affiliate has been elected Chairman of the Company’s Board of Directors.

The Reporting Persons are continuing to explore alternatives for the disposition of their holdings in the Company, which alternatives may include, without limitation: (a) dispositions through open market sales, underwritten offerings and/or privately negotiated sales by the Reporting Persons, (b) a sale of the Company, or (c) distributions by the Reporting Persons of their interests in the Company to their respective investors.  The Reporting Persons have engaged and expect to continue to engage in discussions with the Company’s management and Board of Directors in the evaluation of these and other alternatives. As part of such process, the Reporting Persons (i) may encourage the Company to engage an investment banker or other financial advisor with respect to an underwritten offering of their holdings, a sale of the Company or other strategic transaction involving the Company, (ii) may encourage third parties to consider an acquisition of their holdings, an acquisition of the Company or other strategic transaction involving the Company, or (iii) may independently engage an investment banker or other financial advisor to assist the Reporting Persons with respect to the analysis and execution of various alternatives in connection with their holdings.   In deciding which alternative or alternatives to pursue, the Reporting Persons will seek to maximize the value of their holdings in the Company.  Accordingly, any disposition of the Reporting Persons’ holdings will be effected over time and in an orderly fashion.  The timing, manner and aggregate amount of any such dispositions will be dependent on many factors, including, without limitation, market conditions, available prices, and the Reporting Persons’ ability to conduct sales in compliance with federal and state securities laws.  The disposition of the Reporting Persons’ holdings in the Company may result in changes to the size and/or composition of the Company’s Board of Directors.

In addition to the exploration of disposition alternatives, the Reporting Persons have engaged, on an ongoing basis, in discussions with the Company’s Board of Directors regarding various options and alternatives specifically related to enhancing the Company’s liquidity, capital structure and long term business prospects.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

A. Tontine Capital Partners, L.P.

      (a)  Aggregate number of shares beneficially owned: 7,664,808.   Percentage: 52.4%.  The percentages used herein and in the rest of Item 5 are calculated based upon the 14,625,326 shares of Common Stock issued and outstanding as of January 31, 2009, as disclosed in the Company’s Quarterly Report on Form 10-Q filed on February 12, 2009.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  7,664,808

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  7,664,808

      (c)  TCP has not engaged in any transactions of Common Stock in the last 60 days.

      (d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

      (e)  Not applicable.

B.  Tontine Capital Management, L.L.C.

      (a)  Aggregate number of shares beneficially owned:  7,664,808.   Percentage:  52.4%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote: 7,664,808

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  7,664,808

      (c)  TCM has not engaged in any transactions of Common Stock in the last 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

      (a)  Aggregate number of shares beneficially owned: 1,885,889.   Percentage: 12.9%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  1,885,889

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  1,885,889

      (c)  TCO has not engaged in any transactions of Common Stock in the last 60 days.

      (d)  TCOG, the general partner of TCO, has the power to direct the affairs of TCO, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCOG and in that capacity directs its operations.

      (e)  Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 1,885,889.   Percentage: 12.9%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  1,885,889

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  1,885,889

      (c)  TCOG has not engaged in any transactions of Common Stock in the last 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

E.  Jeffrey L. Gendell

      (a)  Aggregate number of shares beneficially owned: 9,550,697.   Percentage: 65.3%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  9,550,697

             3. Sole power to dispose or direct the disposition:  -0-

             4. Shared power to dispose or direct the disposition:  9,550,697

      (c)  Mr. Gendell has not engaged in any transactions of Common Stock in the last 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Exchange Agreement

The Company’s subsidiary, Neenah Foundry, issued $75 million of Senior Subordinated Notes to TCP pursuant to the Exchange Agreement.  Pursuant to the Exchange Agreement, the $75 million of Senior Subordinated Notes were issued to TCP in exchange for an equal principal amount of Neenah Foundry’s outstanding 13% Senior Subordinated Notes due 2013 held by TCP.  Under the Senior Subordinated Notes issued to TCP, interest is payable semi-annually in arrears on January 1 and July 1 of each year, starting on July 1, 2007.  Not less than five percent (500 basis points) of the interest on the Senior Subordinated Notes must be paid in cash and the remainder (up to 7 1/2% or 750 basis points) of the interest may be deferred at Neenah Foundry’s option. Interest will accrue on any interest so deferred at a rate of 12 1/2% per annum. Neenah Foundry elected to defer the payment of 7 1/2% of the interest due on the Senior Subordinated Notes with respect to the January 1, 2009 interest payment date (representing a deferral of an interest payment of approximately $2.8 million). The Senior Subordinated Notes mature on September 30, 2013.

Senior Subordinated Notes Registration Rights Agreement

Neenah Foundry and certain guarantors entered into a registration rights agreement (the “Senior Subordinated Notes Registration Rights Agreement”) with TCP relating to the Senior Subordinated Notes. Under the Senior Subordinated Notes Registration Rights Agreement, Neenah Foundry and the guarantors are required to file an exchange offer registration statement with the SEC within 90 days after Neenah Foundry receives a written demand (the “Demand Date”) from TCP or the holders of a majority of the Senior Subordinated Notes and to use their respective best efforts to have the exchange offer registration statement declared effective by the SEC within 210 days after the Demand Date.  Neenah Foundry and the guarantors also agreed to file a shelf registration statement to cover resales of the Senior Subordinated Notes under certain circumstances. If Neenah Foundry and the guarantors are obligated to file a shelf registration statement, they have agreed to file the shelf registration statement with the SEC within 90 days after such filing obligation arises and to use their best efforts to cause the shelf registration statement to be declared effective by the SEC within 210 days after such obligation arises. If Neenah Foundry fails to meet these targets, it will be required to pay additional interest on the Senior Subordinated Notes.  As of the date hereof, Neenah Foundry has not filed a registration statement with respect to the Senior Subordinated Notes.

Common Stock Registration Rights Agreement

The Company entered into a registration rights agreement, dated October 8, 2003, with certain holders of its Common Stock, including MacKay Shields LLC, Citicorp Mezzanine III, L.P. and certain of its affiliates and certain affiliates of Trust Company of the West and Metropolitan Life Insurance Company (the “Initial Holders”), relating to shares of the Company’s Common Stock (the “Common Stock Registration Rights Agreement”).  In connection with the Securities Purchase Agreement, the Initial Holders assigned all their rights and obligations under the Common Stock Registration Rights Agreement to TCP.  TCP subsequently assigned its rights with respect to certain shares of the Company’s Common stock to TCO.  Under the Common Stock Registration Rights Agreement, the Majority Holders (as defined in the Common Stock Registration Rights Agreement) may request that the Company file a registration statement covering all or part of the Registrable Securities (as defined in the Common Stock Registration Rights Agreement) no later than 60 days following a written request from the Majority Holders to do so.  Additionally, if the Company files a registration statement on Forms S-1, S-2 or S-3, it must provide notice to all Holders (as defined in the Common Stock Registration Rights Agreement) at least 15 days prior to filing such registration statement and, subject to certain limitations, register all shares for which the Company receives a written request from Holders to include such shares in the registration statement.  Under the Common Stock Registration Rights Agreement, the Company must pay all expenses related to any registration thereunder (except the underwriter’s legal fees, any underwriting discount or fees attributable to the sale of Registrable Securities, and expenses incurred by the Company in connection with a registration statement that is subsequently withdrawn at the request of a Holder).  As of the date hereof, the Company has not filed a registration statement with respect to shares of Common Stock held by the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2009
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., and as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P.

Name/Title